FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of
October 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: A J Wright (Chairman), N J Holland
†
(Chief Ex ecutive Officer), K Ansah
#
, J G Hopwood, G Marcus, R P Menell, D N Murray,
D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,
#
Ghanaian
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fa +27 11 484-0639
www.goldfields.co.za

Enquires

Willie Jacobsz
Tel:
018 781 8861
Mobile +(857) 241 7127

Email:
willie.jacobsz@gfexpl.com
MEDIA RELEASE
GOLD FIELDS’ DRIEFONTEIN AND KLOOF MINES
BACK AT WORK
Johannesburg, 17 October 2008: Gold Fields Limited (Gold
Fields) (NYSE, JSE, DIFX: GFI) today announced that the
Section 54 Orders at both the Driefontein and Kloof Gold Mines have been lifted by the South African Department of Minerals and Energy and both operations have resumed production.

The Section 54 Order at Kloof was lifted this morning, subject to consultation with the Joint Safety Committee on the mine
regarding the remedial action to be taken. The Section 54 Order at Driefontein was lifted on Thursday evening.

Enquiries:
Willie Jacobsz
Direct: (011) 644-2505
Mobile: (001) 857 241 7127
or

Daniel Thole
Mobile: +27 82 929 3672
-ends-
About Gold Fields
Gold Fields Lim ited is one of the world’s largest unhedged producers of gold with attributable production of 3,64 million ounces per annum from eight operating mines in
South Africa, Ghana and Australia. A ninth mine, Cerro Corona Gold/Copper mine in
Peru, commenced production in August 2008 at an initial rate of approximately 375,000 gold equivalent ounces per annum. Gold Fields aims to reach a production rate of approximately 4.0 million ounces per annum during the March quarter of 2009. The company has total attributab le ore reserves of 83 million ounces and mineral resources of 251 million ounces. Gold Fields is listed on the JSE Limited (primary listing),New York
Stock Exchange (NYSE) and Dubai International Financial Exchange (DIFX) New
Euronext in Brussels (NYX) and Swiss Exchange (SWX). For more information please visit the Gold Fields website at www.goldfields.co.za
.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 October 2008

GOLD FIELDS LIMITED
By:

Name:  Mr W J Jacobsz
Title:    Senior Vice President: Investor
            Relations and Corporate Affairs